Exhibit 99.4

PACIFIC THERAPEUTICS LTD. ANNOUNCES NEW BOARD, PRESIDENT AND CEO

VANCOUVER, BC, Canada – August 25, 2015 – Pacific Therapeutics Ltd. (CNSX: PT) (OTC:PCFTF) (Frankfurt: 1P3) (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing approved drugs for large markets.

At today’s annual general meeting and special general meeting (AGM) of the Company, Derick Sinclair, Brian Gusko and Neil Cox were elected as the board of directors. Prior to the meeting

Mr. Doug Unwin resigned as the Company’s President and CEO. At a board meeting immediately following the AGM the new board elected Brian Gusko as its Chairman and appointed Neil Cox as Corporate Secretary. The new board has appointed the Company’s CFO Mr. Derick Sinclair as the Company’s President and CEO effective immediately.

All resolutions to be voted on at the AGM proposed by management were approved by the shareholders.

The Company wishes Mr. Unwin well in his future endeavors.

Derick Sinclair
President & CEO

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

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